Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2013

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements of Penn West Petroleum Ltd. (“Penn West”, “We”, “Us”, “Our”, the “Company”) for the three months ended March 31, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The date of this MD&A is May 1, 2013. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our cautionary notes relating to forward-looking statements at the end of this MD&A. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted and netback included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and planned capital programs. See below for reconciliations of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management and is used in capital allocation decisions and to economically rank projects.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2013	2012
Cash flow from operating activities	$256	$234
Change in non-cash working capital	(7)	79
Decommissioning expenditures	18	24

Funds flow	$267	$337

Basic per share	$0.55	$0.71
Diluted per share	$0.55	$0.71

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 1

First Quarter Highlights

•

Production in the first quarter of 2013 averaged 142,804 boe per day, in-line with our budget, compared to 167,420 boe per day in the first quarter of 2012. The decline in production is mainly due to asset dispositions we completed throughout 2012.

•	Exploration and development capital expenditures for the first quarter of 2013, including joint venture carried capital totalled $427 million (2012 - $660 million) which were on budget.

•	We drilled 119 net wells (2012 - 168 net wells); excluding stratigraphic and service wells during the first quarter of 2013 focusing on our Waskada play.

•	Netbacks were $27.76 per boe compared to $27.34 per boe in the first quarter of 2012. The increase was due to operating cost reductions and lower royalties, partially offset by lower realized prices.

•

Funds flow for the first quarter of 2013 was $267 million compared to $337 million in the comparative period of 2012. The decline in funds flow was mainly due to lower production volumes as a result of dispositions closed in late 2012 and lower realized heavy oil prices partly offset by higher natural gas prices and realized risk management gains.

•

Net loss was $97 million in the first quarter of 2013 compared to net income of $59 million in 2012. The change in net income was primarily due to lower production volumes as a result of dispositions closed in late 2012, a decline in commodity prices and unrealized foreign exchange losses. Also, in the comparative quarter we had gains on property dispositions which resulted in higher net income.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Mar. 31 2013	Dec. 31 2012	Sep. 30 2012	June 30 2012	Mar. 31 2012	Dec. 31 2011	Sep. 30 2011	June 30 2011
Gross revenues (1)	$704	$799	$840	$774	$870	$979	$861	$920
Funds flow	267	295	344	272	337	437	348	396
Basic per share	0.55	0.62	0.72	0.57	0.71	0.93	0.74	0.85
Diluted per share	0.55	0.62	0.72	0.57	0.71	0.93	0.74	0.85
Net income (loss)	(97)	(53)	(67)	235	59	(62)	138	271
Basic per share	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29	0.58
Diluted per share	(0.20)	(0.11)	(0.14)	0.50	0.12	(0.13)	0.29	0.58
Dividends declared	130	129	129	128	128	127	127	127
Per share	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27	$0.27
Production
Liquids (bbls/d) (2)	89,250	99,071	105,588	104,758	107,199	108,071	101,392	98,998
Natural gas (mmcf/d)	321	329	329	351	361	364	360	343

Total (boe/d)	142,804	153,931	160,339	163,181	167,420	168,801	161,323	156,107

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

We are the largest holder of conventional light-oil resources in Western Canada and have completed significant resource appraisal, land acquisition and oil production infrastructure building over the past several years. Our 2013 goals are to maximize the efficiency of our capital program, increase the reliability of our base production and retain our emphasis on balance sheet stewardship. We are continuing our light-oil focus in 2013 with a capital budget of $900 million plus a potential for an additional $300 million subject to approval of our Board of Directors based on external market factors and internal performance. Over the past year, we completed dispositions of non-core properties to strengthen our balance sheet and concentrate our operating activities.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 2

Business Environment

The business environment outlook remains mixed as we continue to experience both periods of normalcy and periods of large money flows into perceived low-risk holdings such as US Treasuries. Concerns surrounding the US “Fiscal Cliff” in the later part of 2012 led to a “flight to safety” which included selling of commodities and equities, however, these effects began to subside in the first quarter. As 2013 began to unfold, issues regarding the European financial situation faded from news headlines and optimism regarding China’s economic growth returned which also contributed to a partial recovery in commodity and financial markets. While the Syrian conflict remains unresolved, extreme levels of tension have subsided at least temporarily leading to a reduction in perceived market risk stemming from the area. Subsequent to the end of the first quarter, financial issues in Cyprus and lower than expected first quarter GDP growth reported by China of 7.7% led to sell offs in gold, silver and oil markets.

North American crude oil production continued its growth trend in the first quarter of 2013. US crude oil imports fell modestly to approximately eight million barrels per day. Price differentials for Canadian crude oil streams compared to US benchmark prices are significantly narrower than one year ago levels. However, delays in gaining approval for new pipeline projects such as TransCanada’s Keystone XL and Enbridge’s Northern Gateway could lead to western Canadian crude oil production levels exceeding transport capacity over time. Accordingly, differentials for Canadian crude streams to the U.S. benchmark WTI could remain volatile. The use of rail to access oil markets continues to grow as certain producers use rail as an alternative to pipelines.

North American natural gas inventories were at their highest level in history at the beginning of the 2012 winter season. Periods of extreme cold weather over much of the U.S. this winter resulted in increased natural gas demand for the residential and commercial sector compared to the prior winter. As natural gas inventories declined to five-year average levels, natural gas prices have risen to three-year highs. NYMEX spot prices exceeded US$4.00 per mmbtu in parts of the first quarter of 2013. There are concerns prices will not stabilize at these recent levels given the ability of US producers to add natural gas production. Also, recent declines in exports have put coal prices under pressure thus coal to gas switching in the power generation sector might not be as prevalent this summer as it was in the summer of 2012.

Average Sales Prices

	Three months ended March 31
	2013	2012	% change

Light oil and liquids (per bbl)	$80.23	$84.16	(5)
Risk management gain (loss) (per bbl) (1)	0.52	(4.24)	100

Light oil and liquids net (per bbl)	80.75	79.92	1

Heavy oil (per bbl)	50.78	72.68	(30)

Natural gas (per mcf)	3.18	2.29	39
Risk management gain (per mcf) (1)	0.15	0.47	(68)

Natural gas net (per mcf)	3.33	2.76	21

Weighted average (per boe)	53.93	57.59	(6)
Risk management gain (loss) (per boe) (1)	0.60	(1.24)	100

Weighted average net (per boe)	$54.53	$56.35	(3)

(1)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 3

Crude Oil

In the first quarter of 2013, WTI crude oil prices averaged US$94.34 per barrel compared to US$88.20 per barrel in the prior quarter and US$102.95 per barrel for the same period last year. Recently, WTI prices have been below levels experienced during the first quarter as crude markets have been affected by a series of weaker than expected economic releases from China and the United States and the re-emergence of concerns around Europe’s sovereign debt. Despite these renewed concerns, global crude oil demand is still expected to increase by 1.0 million barrels per day in 2013. While production from most non-OPEC regions is expected to decline, North American production is expected to increase by 1.0 million barrels per day; therefore, the call on OPEC’s production is expected to stay relatively flat. The US imported approximately eight million barrels of oil per day to date in 2013.

Our average liquids price in the first quarter of 2013 before the impact of the realized portion of risk management was $74.84 per barrel compared to $82.21 per barrel for the first quarter of 2012. Our realized crude oil price did not increase proportionally to the increase in WTI as the differential between WTI and the major Canadian crude oil streams remains wide. The differential is expected to continue until additional export pipeline capacity comes on stream in the second half of 2014. At that time, Penn West will have pipeline access for 35,000 barrels of oil per day to the U.S. Gulf coast. Currently, we have 55,000 barrels per day of our forecast 2013 production hedged between US$91.55 and US$104.42 per barrel.

Natural Gas

In the first quarter of 2013, the AECO Monthly Index averaged $3.08 per mcf compared to $3.06 per mcf in the prior quarter and $2.52 per mcf for the same period last year. Current NYMEX prices are in excess of US$4.00 per mmbtu with weather, US gas production levels and coal prices being critical factors in determining whether current prices can be maintained this summer.

Our corporate average natural gas price for the first quarter of 2013 before the impact of the realized portion of risk management was $3.18 per mcf compared to $2.29 per mcf in the first quarter of 2012. We currently have 172,220 mcf per day of natural gas production hedged for the remainder of 2013 at an average price of $3.43 per mcf and 50,000 mcf per day of our 2014 natural gas production hedged at $3.82 per mcf in addition to 50,000 mcf per day in 2014 hedged through the use of collars with a floor of $3.41 per mcf and a ceiling of $4.17 per mcf.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2013	2012	% change
Light oil and NGL (bbls/d)	72,926	89,029	(18)
Heavy oil (bbls/d)	16,324	18,170	(10)
Natural gas (mmcf/d)	321	361	(11)

Total production (boe/d)	142,804	167,420	(15)

First quarter 2013 production was consistent with budget. In 2013, we have focused our capital activities on adding production in a capital efficient manner and increasing the reliability of our base production. Production volumes were lower in the first quarter of 2013, compared to 2012, due primarily to the property dispositions we completed in 2012.

When economic to do so, we strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. Given the weak outlook for natural gas prices and our significant inventory of light-oil locations, we currently plan to continue allocating substantially all of our capital investments to oil-weighted projects.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 4

Netbacks

	Three months ended March 31
	2013	2012	% change
Light oil and NGL (1)
Production (bbls/day)	72,926	89,029	(18)
Operating netback (per bbl):
Sales price	$80.23	$84.16	(5)
Risk management gain (loss) (2)	0.52	(4.24)	100
Royalties	(14.07)	(16.97)	(17)
Operating costs	(20.06)	(20.98)	(4)

Netback	$46.62	$41.97	11

Heavy oil
Production (bbls/day)	16,324	18,170	(10)
Operating netback (per bbl):
Sales price	$50.78	$72.68	(30)
Royalties	(7.32)	(10.07)	(27)
Operating costs	(19.64)	(19.43)	1
Transportation	(0.03)	(0.09)	(67)

Netback	$23.79	$43.09	(45)

Total liquids
Production (bbls/day)	89,250	107,199	(17)
Operating netback (per bbl):
Sales price	$74.84	$82.21	(9)
Risk management gain (loss) (2)	0.42	(3.52)	100
Royalties	(12.84)	(15.80)	(19)
Operating costs	(19.99)	(20.72)	(4)
Transportation	(0.01)	(0.02)	(50)

Netback	$42.42	$42.15	1

Natural gas

Production (mmcf/day)	321	361	(11)
Operating netback (per mcf):
Sales price	$3.18	$2.29	39
Risk management gain (2)	0.15	0.47	(68)
Royalties	(0.57)	(0.22)	100
Operating costs	(1.95)	(2.16)	(10)
Transportation	(0.26)	(0.22)	18

Netback	$0.55	$0.16	100

Combined totals

Production (boe/day)	142,804	167,420	(15)
Operating netback (per boe):
Sales price	$53.93	$57.59	(6)
Risk management gain (loss) (2)	0.60	(1.24)	100
Royalties	(9.30)	(10.59)	(12)
Operating costs	(16.88)	(17.93)	(6)
Transportation	(0.59)	(0.49)	20

Netback	$27.76	$27.34	2

(1)	Excluded from the netback calculation is $3 million primarily related to realized risk management gains on our foreign exchange contracts which swap US dollar revenue at a fixed Canadian dollar rate.
(2)	Gross revenues include realized gains and losses on commodity contracts.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 5

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2013	2012	% change
Light oil and NGL	$533	$659	(19)
Heavy oil	75	120	(38)
Natural gas	96	91	5

Gross revenues (1)	$704	$870	(19)

(1)	Gross revenues include realized gains and losses on commodity contracts and related foreign exchange.

A decline in commodity prices and lower production as a result of asset dispositions in 2012 led to a decrease in liquids revenues in 2013 from the comparative period. Natural gas revenues increased in the first quarter of 2013 due to higher natural gas prices. This was partially offset by lower production as a result of asset dispositions.

Reconciliation of Decrease in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2012	$870
Decrease in light oil and NGL production	(125)
Decrease in light oil and NGL prices (including realized risk management)	(1)
Decrease in heavy oil production	(13)
Decrease in heavy oil prices	(32)
Decrease in natural gas production	(11)
Increase in natural gas prices (including realized risk management)	16

Gross revenues – January 1 – March 31, 2013	$704

Royalties

	Three months ended March 31
	2013	2012	% change
Royalties (millions)	$119	$161	(26)
Average royalty rate (1)	17%	18%	(1)
$/boe	$9.30	$10.59	(12)

(1)	Excludes effects of risk management activities.

The royalty rate in the first quarter of 2013 was slightly lower than the comparative period primarily due to lower commodity prices. Overall, royalty expense has declined due to the asset dispositions we completed in 2012 which resulted in lower production.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 6

Expenses

	Three months ended March 31
(millions)	2013	2012	% change
Operating	$217	$273	(21)
Transportation	8	8	—
Financing	45	47	(4)
Share-based compensation	$8	$17	(53)

	Three months ended March 31
(per boe)	2013	2012	% change
Operating	$16.88	$17.93	(6)
Transportation	0.59	0.49	20
Financing	3.52	3.08	14
Share-based compensation	$0.60	$1.11	(46)

Operating

Operating costs decreased from the comparative period in 2012 primarily due to our emphasis on operational efficiencies and acquisition and disposition activity.

Operating costs for the first quarter of 2013 include a realized gain on electricity contracts of $1 million (2012 – $1 million). For the first three months of 2013, the average Alberta pool price was $65.30 per MWh (2012 – $60.12 per MWh). We currently have the following contracts in place that fix the price on our electricity consumption; in 2013 approximately 50 MW fixed at $55.20 per MWh, in 2014 approximately 80 MW fixed at $58.50 per MWh, in 2015 approximately 80 MW fixed at $55.59 per MWh and in 2016 approximately 25 MW fixed at $49.90 per MWh.

Financing

The Company has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At March 31, 2013, approximately $2.0 billion was undrawn under this facility.

As at March 31, 2013, the Company had $2.0 billion (December 31, 2012 – $1.9 billion) of senior unsecured notes outstanding with a weighted average interest rate, including the effects of cross currency swaps, of approximately 6.1 percent (December 31, 2012 – 6.1 percent) and a weighted average remaining term of 5.3 years (December 31, 2012 – 5.5 years). At March 31, 2013, we had $650 million of interest rate swaps outstanding at a weighted average fixed rate of 2.65 percent and an expiry date of January 2014. These swaps fix a portion of the interest rates under our bank facility.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 7

At March 31, 2013, we had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		4.3 years
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		4.8 years
UK Notes	July 31, 2008	£57	10 years	6.95	% (1)	5.3 years
2009 Notes	May 5, 2009	US$154 (2) , £20, €10, CAD$5	5 – 10 years	8.85	% (3)	3.7 years
2010 Q1 Notes	March 16, 2010	US$250, CAD$50	5 – 15 years	5.47%		5.5 years
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	5.00%		8.5 years
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.49%		6.8 years

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013, over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Financing charges in 2013 decreased compared to 2012 as the outstanding balance under our credit facility was lower. Our debt capital structure includes short-term financings under our syndicated bank facility and long-term instruments through our senior unsecured notes. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under our syndicated bank facilities held in short-term money market instruments, we believe the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of our debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at March 31, 2013, 12 percent (December 31, 2012 – four percent) of our long-term debt instruments were exposed to changes in short-term interest rates.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first quarter of 2013 an expense of $2 million (2012 – $2 million) was recorded in financing to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

Share-Based Compensation

Share-based compensation expense is related to our Stock Option Plan (the “Option Plan”), our Common Share Rights Incentive Plan (the “CSRIP”) which includes restricted options, restricted rights and share rights, our Long-Term Retention and Incentive Plan (“LTRIP”), our Deferred Share Unit Plan (the “DSU”) and our Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2013	2012	% change
Options	$3	$6	(50)
Restricted Options	—	3	(100)
Restricted Rights	—	3	(100)
Share Rights	—	—	—
LTRIP	4	5	(20)
PSU	1	—	100

Share-based compensation	$8	$17	(53)

The share price used in the fair value calculation of the LTRIP, PSU and Restricted Rights obligations at March 31, 2013 was $10.92 (2012 – $19.49).

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 8

General and Administrative Expenses (“G&A”)

	Three months ended March 31
(millions, except per boe amounts)	2013	2012	% change
Gross	$61	$65	(6)
Per boe	4.71	4.27	10
Net	43	39	10
Per boe	$3.37	$2.57	31

The increase in net G&A expenses in 2013 compared to 2012 is primarily due a decline in recoveries as we have a lower capital program in 2013 compared to 2012.

Depletion, Depreciation and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2013	2012	% change
Depletion and depreciation (“D&D”)	$279	$312	(11)
D&D expense per boe	21.68	20.49	6

Accretion of decommissioning liability	11	11	—
Accretion expense per boe	$0.86	$0.69	25

Our D&D rate has increased due to our capital spending substantially weighted to light-oil development and the divestment of non-core properties.

Taxes

	Three months ended March 31
(millions)	2013	2012	% change
Deferred tax expense (recovery)	$(26)	$24	100

We recorded a deferred income tax recovery in the first quarter of 2013 due to a net loss in the period. The deferred income tax expense in the comparative period in 2012 was primarily due to gains on property dispositions recorded in the quarter.

Foreign Exchange

	Three months ended March 31
(millions)	2013	2012	% change
Unrealized foreign exchange gain (loss)	$(29)	$31	(100)

We record unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized loss in 2013 was primarily due to the weakening of the Canadian dollar relative to the US dollar.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 9

Funds Flow and Net Income (Loss)

	Three months ended March 31
(millions, except per share amounts)	2013	2012	% change
Funds flow (1)	$267	$337	(21)
Basic per share	0.55	0.71	(23)
Diluted per share	0.55	0.71	(23)

Net income (loss)	(97)	59	(100)
Basic per share	(0.20)	0.12	(100)
Diluted per share	$(0.20)	$0.12	(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The decline in funds flow and net income was mainly the result of lower production volumes as a result of dispositions closed in late 2012 and lower commodity prices. Net income was also affected by unrealized foreign exchange losses which were recorded in 2013 due to a weaker Canadian dollar. Also, in the comparative quarter we had gains on property dispositions which resulted in higher net income.

Capital Expenditures

	Three months ended March 31
(millions)	2013	2012	% change
Land acquisition and retention	$1	$8	(88)
Drilling and completions	321	497	(35)
Facilities and well equipping	129	199	(35)
Geological and geophysical	9	8	13
Corporate	3	8	(63)

Exploration and development capital (1)	463	720	(36)
Joint venture, carried capital	(36)	(60)	(40)
Property dispositions, net	(9)	(322)	(97)

Total capital expenditures	$418	$338	24

(1)	Exploration and development capital include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2013, we have focused our capital program on plays that have been advanced to the full development stage from prior years. The appraisal activities of prior years were necessary to set-up operational efficiencies as well as a higher level of predictability of the results. Aligned with this strategy, we increased our focus and investment in the Waskada play located in southwest Manitoba.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2013	2012	% change
E&E capital expenditures	$29	$98	(70)

During the first quarter of 2013, we had no non-cash E&E expenses (2012 – $1 million) related to land expiries.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 10

Gain on asset dispositions

	Three months ended March 31
(millions)	2013	2012	% change
Gain on asset dispositions	$—	$72	(100)

The gains recognized in income during 2012 were related to minor property dispositions.

Goodwill

(millions)	March 31, 2013	December 31, 2012
Balance, beginning and end of period	$2,020	$2,020

We recorded goodwill on our acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

We are dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, CO2 sequestration, water management and site abandonment/reclamation. Operations are continuously monitored to minimize the environmental impact and sufficient capital is allocated to reclamation and other activities to mitigate the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	March 31, 2013		December 31, 2012
(millions)		%		%
Common shares issued, at market (1)	$5,266	62	$5,176	64
Bank loans and long-term notes	2,962	35	2,690	33
Working capital deficiency (2)	289	3	239	3

Total enterprise value	$8,517	100	$8,105	100

(1)	The share price at March 31, 2013 was $10.92 (December 31, 2012 - $10.80).
(2)	Excludes the current portion of risk management, long-term debt and share-based compensation liability.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 11

Dividends

	Three months ended March 31
(millions, except per share amounts)	2013	2012	% change
Dividends declared	$130	$128	2
Per share	0.27	0.27	—

Dividends paid (1)	$129	$127	2

(1)	Includes amounts funded by the dividend reinvestment plan.

On May 1, 2013, Penn West declared its second quarter dividend of $0.27 per share to be paid on July 15, 2013 to shareholders of record on June 28, 2013. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $3.0 billion expiring on June 30, 2016. For further details on our debt instruments, please refer to the “Financing” section of this MD&A.

We actively manage our debt portfolio and consider opportunities to reduce or diversify our debt capital structure. We consider operating and financial risks and take actions as appropriate to limit our exposure to certain risks. We maintain close relationships with our lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and hence the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2013, the Company was in compliance with all of these financial covenants which consist of the following:

	Limit	March 31, 2013
Senior debt to EBITDA (1)	Less than 3:1	2.3
Total debt to EBITDA (1)	Less than 4:1	2.3
Senior debt to capitalization	Less than 50%	25%
Total debt to capitalization	Less than 55%	25%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs, the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Our dividend level could change based on these and other factors and is subject to the approval of our Board of Directors.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 12

Financial Instruments

We had the following financial instruments outstanding as at March 31, 2013. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude oil
WTI Collars	55,000 bbls/d	Apr/13 – Dec/13	US$91.55 to $104.42/bbl	$15
Oil differential contracts	4,000 bbls/d	Apr/13 – Jun/13	US$8.00 per barrel MSW discount to WTI	—

Natural gas
AECO Forwards	172,220 mcf/d	Apr/13 – Dec/13	$3.43/mcf	(10)
AECO Forwards	25,000 mcf/d	Jan/14 – Dec/14	$3.85/mcf	1
AECO Collars	50,000 mcf/d	Jan/14 – Dec/14	$3.41 to $4.17/mcf	—

Electricity swaps
Alberta Power Pool	50 MW	Apr/13 – Dec/13	$55.20/MWh	3
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	(5)
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	45 MW	Jan/15 – Dec/15	$58.28/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Interest rate swaps	$650	Apr/13 – Jan/14	2.65%	(8)

Foreign exchange forwards on revenues
10-month initial term	US$1,377	Apr 13 – Dec/13	1.022 CAD/USD	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	30

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(25)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(5)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$(10)

Subsequent to March 31, 2013, we entered into additional AECO forwards in 2014 on an additional 25,000 mcf per day at $3.80 per mcf, additional electricity swaps in 2015 on 25 MW at a price of $49.58 per MWh and oil differential contracts from July 2014 to December 2014 on 5,000 barrels per day which fix the price of LLS (Louisiana Light Sweet) at a discount of US$3.04 per barrel to Brent.

Please refer to our website at www.pennwest.com for details on all financial instruments currently outstanding.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 13

Outlook

This outlook section is included to provide shareholders with information about our expectations as at May 1, 2013 for production and capital expenditures in 2013 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2013.

Our 2013 forecast exploration and development capital is $900 million with an option to layer in up to $300 million of incremental capital later in 2013, subject to approval of our Board of Directors based on external market factors and internal performance. After the divestment activity in 2012, we continue to forecast 2013 average production of between 135,000 and 145,000 boe per day.

There have been no changes to our guidance from our initial forecast, released on January 9, 2013 with our “2013 Budget” release and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	15	0.03
Liquids production	1,000 bbls/day	20	0.04
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	4	0.01
Effective interest rate	1%	7	0.01
Exchange rate ($US per $CAD)	$0.01	13	0.03

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2013	2014	2015	2016	2017	Thereafter
Long-term debt	$5	$61	$256	$1,216	$247	$1,177
Transportation	18	20	12	5	1	—
Transportation ($ US)	3	28	51	47	47	305
Power infrastructure	22	14	14	14	14	12
Drilling rigs	21	17	13	9	2	—
Purchase obligations (1)	4	5	5	1	1	1
Interest obligations	115	149	139	109	78	138
Office lease (2)	47	56	55	54	52	385
Decommissioning liability (3)	$83	$95	$91	$87	$83	$198

(1)	These amounts represent estimated commitments of $12 million for CO2 purchases and $5 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $335 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 14

Our syndicated credit facility is due for renewal on June 30, 2016. If we are not successful in renewing or replacing the facility, we could be required to obtain other facilities including term bank loans. In addition, we have an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. We continuously monitor our credit metrics and maintain positive working relationships with our lenders, investors and agents.

We are involved in various claims and litigation in the normal course of business and record provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2013	482,222,566
Issued on exercise of share rights	51,855
Issued pursuant to dividend reinvestment plan	2,710,366

As at May 1, 2013	484,984,787

Options outstanding:
As at March 31, 2013	22,253,379
Forfeited	(222,724)

As at May 1, 2013	22,030,655

Share Rights outstanding:
As at March 31, 2013	168,206
Forfeited	(39,904)

As at May 1, 2013	128,302

Restricted Options outstanding (1) :
As at March 31, 2013	7,472,391
Forfeited	(744,285)

As at May 1, 2013	6,728,106

(1)	Each holder of a Restricted Option holds a Restricted Right and has the option to settle the Restricted Right in cash or common shares upon exercise. Refer to the “Expenses - Share-Based Compensation” section of this MD&A for further details.

Internal Control over Financial Reporting (“ICOFR”)

No changes in our ICOFR were made during the quarter ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

New Accounting Pronouncements

During the first quarter of 2013, we adopted the following standards all of which were applied retroactively except for IFRS 13 which was applied prospectively.

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard became effective on January 1, 2013 and applies to our interest in the Peace River Oil Partnership. We have determined that our interest in the Peace River Oil Partnership continues to be classified as a joint operation under the new standard; thus we continue to record our interest in the assets, liabilities, revenues and expenses in the Partnership.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 15

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements became effective on January 1, 2013. There was no impact to us on adoption of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard became effective on January 1, 2013. There was no impact to us upon adoption of this standard.

IFRS 7 “Financial Instruments - Disclosures” was amended, effective January 1, 2013, outlining new disclosure requirements when offsetting financial assets and liabilities. We complied with the additional disclosure requirements during the period.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued IFRS 9 “Financial Instruments” which outlines a new methodology for the recognition and measurement requirements for financial instruments. This new standard will eventually replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard becomes effective for annual periods beginning on or after, January 1, 2015. This standard is still in development; therefore, Penn West cannot assess the impact of this standard at this time.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: certain disclosures contained under the heading “Business Strategy” relating to, among other things: our 2013 goals to maximize the efficiency of our capital program, increase the reliability of our base production and retain our emphasis on balance sheet stewardship, and our intent to continue to focus on light-oil in 2013 with a capital budget of $900 million plus a potential for an additional $300 million; certain disclosures contained under the headings “Business Environment”, “Crude Oil” and “Natural Gas” relating to, among other things: our view of the outlook for crude oil and natural gas prices, price differentials for crude oil, and supply-demand fundamentals for crude oil and natural gas going forward; certain disclosures under the heading “Results of Operations - Production” relating to, among other things: our effort to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity and our current plan to continue allocating substantially all of our capital investments to oil-weighted projects; under the heading “Environmental and Climate Change” relating to, among other things: the environmental risks and hazards we face, the potential impact such risks could have on us, and our intention to reduce our environmental impact and allocate sufficient capital to reclamation and other activities; under the heading “Liquidity and Capital Resources” relating to, among other things: the ability of our debt and risk management programs to increase the likelihood that we can maintain our financial flexibility to capture opportunities available in the markets in addition to the continuation of our capital and dividend programs and the longer-term execution of our business strategies, and all matters relating to our dividend policy, including the factors that may affect the

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 16

amount of dividends that we pay in the future (if any); certain disclosures contained under the heading “Outlook” relating to, among other things: our 2013 forecast exploration and development capital of $900 million with an option to layer in up to $300 million of incremental capital later in 2013 and our forecast 2013 average production of between 135,000 and 145,000 boe per day; certain disclosures contained under the heading “Sensitivity Analysis” relating to our estimated sensitivities to certain key assumptions on our future funds flow; and certain disclosures contained under the headings “New Accounting Pronouncements” and “Future Accounting Pronouncements” relating to, among other things: our expectations regarding the impact that certain new and future accounting pronouncements may have on us and our financial statements.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings “Outlook” and “Sensitivity Analysis”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions, dispositions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 17

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST EXPLORATION FIRST QUARTER 2013	MANAGEMENT’S DISCUSSION & ANALYSIS 18